

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 11, 2017

Via E-mail
Mr. Matthew Quinlan
Chief Financial Officer
Dominion Diamond Corporation
P.O. Box 4569, Station A
Toronto, ON
Canada M5W 4T9

> **Re: Dominion Diamond Corporation**
> **Form 40-F for the Year Ended January 31, 2016**
> **Filed April 14, 2016**
> **File No. 001-33838**

Dear Mr. Quinlan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Year Ended January 31, 2016

Exhibit 99.6

Management's Discussion and Analysis, page 4
Critical Accounting Estimates, page 33

1.   We note that due to declining diamond prices and weaker ore blend, you have recorded segment losses and impairments on inventory from the Ekati Diamond Mine for the year ended January 31, 2016 and nine months ended October 31, 2016. Please explain whether you assessed any impairment indicators and when you performed an assessment analysis of your long-lived assets at this mine. Also, expand your disclosure to identify and explain the key assumptions used to support the recoverability of your long-lived assets, including those related to commodity prices and volumes. To the extent that revenues from higher long-term commodity price assumptions

were included in the impairment analysis, clarify how the higher commodity price assumptions were determined.

Notes to Consolidated Financial Statements
Note 3. Change in Accounting Policy and Retrospective Restatement, page 49

2.   We note you have disclosed a change in accounting policy to treat the asset retirement obligation (ARO) as a monetary liability that is revalued using period end exchange rates, instead of being treated as a non-monetary liability recorded at historical exchange rates, as previously reported. You also state IAS 37 provides a policy choice to treat an ARO liability as a monetary or non-monetary liability. Please provide the specific guidance you have relied upon for this policy change, including the guidance that supports IAS 37 provides a policy election to record provisions as monetary or non-monetary liabilities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at (202) 551-3773 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining